UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Winland Electronics, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

974241101
(CUSIP Number)

October 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)

|x|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	974241101	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Karen M. Hirschmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
NUMBER OF SHARES	5	SOLE VOTING POWER	193,748
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	193,748
PERSON WITH	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		193,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.2%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	974241101	Page 3 of 5

Item 1(a).	Name of Issuer:

Winland Electronics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1950 Excel Drive Mankato, Minnesota 56001

Item 2(a).	Name of Person Filing:

Karen M. Hirschmann

Item 2(b).	Address of Principal Business Office or, if None, Residence:

515 S Figueroa St, Suite 1975 Los Angeles, CA, 90071

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common

Item 2(e).	CUSIP Number:

974241101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	o	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	o	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	o	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	o	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	o	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	974241101	Page 4 of 5

(f)	o	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	o	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	o	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	o	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	o	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

193,748 (as of 10/14/2011); 285,653 (as of 12/21/2011)*

(b)	Percent of class:

5.2% (as of 10/14/2011); 7.7% (as of 12/21/2011)*

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

193,748 (as of 10/14/2011); 285,653 (as of 12/21/2011)*

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of

193,748 (as of 10/14/2011); 285,653 (as of 12/21/2011)*

	(iv)	Shared power to dispose or to direct the disposition of

0

	*	The amount beneficially owned increased gradually between 10/14/2011 and 12/21/ 2011 (the filing date of this Schedule 13G). This is the initial Schedule 13G filed by the Reporting Person, who was not aware of the filing requirement until 12/17/2011.

CUSIP No .	974241101	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	December 21, 2011

Signature:	/s/ Karen M. Hirschmann
Name:	Karen M. Hirschmann